

August 7, 2020

Mitchell Levine
Chief Financial Officer
Oncocyte Corporation
15 Cushing
Irvine, California 92618

   Re: Oncocyte Corporation
     Registration Statement on Form S-3
     Filed July 30, 2020
     File No. 333-240207

Dear Mr. Levine:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Chris Edwards at (202) 551-6761 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Nazia Khan, Esq.